UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———————

FORM 11-K

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☑  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-10684

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

IGT PROFIT SHARING PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

9295 Prototype Drive, Reno, NV 89521

(775) 448-7777

REQUIRED INFORMATION

The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal years ended December 31, 2008 and 2007, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Grant Thornton LLP with respect to the 2008 annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT Profit Sharing Plan

Financial Statements as of and for the Years Ended

December 31, 2008 and 2007, Supplemental

Schedule as of December 31, 2008, and

Report of Independent Registered Public Accounting Firm

IGT Profit Sharing Plan

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year)

11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature

12

Exhibit Index

13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

IGT Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the IGT Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, on January 1, 2008 the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements.

/s/ Grant Thornton LLP

Reno, Nevada

June 25, 2009

IGT Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007
Assets
Investments, at fair value	$271,247,802	$426,570,900

Net assets available for benefits	$271,247,802	$426,570,900

See accompanying notes

IGT Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2008	2007
(Reductions) additions to net assets attributed to:
Investment (loss) income:
Net (decrease) in fair value of investments	$(172,223,815)	$(5,264,135)
Dividends and interest	13,469,434	20,812,088
	(158,754,381)	15,547,953
Contributions:
Employer	17,677,094	21,300,733
Participant	16,329,474	16,913,334
	34,006,568	38,214,067

Total (reductions) additions to net assets available for benefits	(124,747,813)	53,762,020

Deductions from net assets attributed to:
Benefits paid to participants	30,442,547	23,557,812
Administrative expenses	132,738	158,580

Total deductions from net assets available for benefits	30,575,285	23,716,392

Net (decrease) increase in net assets available for benefits:	(155,323,098)	30,045,628

Net assets available for benefits:
Beginning of year	426,570,900	396,525,272

End of year	$271,247,802	$426,570,900

See accompanying notes

Notes to Financial Statements

1.

Description of Plan

The IGT Profit Sharing Plan (Plan) is sponsored by International Game Technology (referred to throughout these notes as IGT, we, our and us) and consists of two programs, the profit sharing program and the 401(k) program. The following description of the Plan is provided for general information purposes only. Participants should refer to the IGT Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). This defined contribution plan covering all eligible IGT employees was adopted in December 1980 and is administered by Fidelity Investments (Fidelity).

Profit Sharing Program

IGT may make an annual profit sharing contribution based on operating profits as determined by its Board of Directors. The contribution is allocated to eligible participants’ accounts proportionately based on annual eligible compensation.

Our employees are eligible to participate in the profit sharing program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, Plan participants must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocations. Participation in profit sharing is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program

Participants may contribute up to 40% of their pretax annual compensation, as defined in the Plan. Highly compensated employees were allowed to make elective deferral contributions up to 10% of their annual salary for 2008 and 2007. Employees may make pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year of 1,000 hours of part-time employment. A participant may discontinue contributions to the Plan at any time. Participants direct 100% of their contributions, matching contributions and profit sharing contributions to the Plan.

IGT’s 401(k) contribution matching program provides for the matching of 100% of an employee’s contributions up to $750 as determined by the Profit Sharing Committee. Employees are immediately 100% vested in all 401(k) contributions. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, IGT’s employer matching contribution, allocations of IGT profit sharing contributions, Plan earnings and/or losses less Plan expenses, and forfeitures of non-vested portions of terminated participants’ profit sharing contributions, if any.

Investment Options

The profit sharing committee has selected 27 investment options that have a variety of growth and risk characteristics. Plan participants may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. Profit Sharing funds are deposited annually into the Retirement Money Market Portfolio prior to distribution to eligible participants. Once distributed, employer contributions are invested as directed by the participants.

Benefit Payments and Vesting

Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and the related earnings. As of January 2007, the employer profit sharing contributions vest over six years in compliance with regulations resulting from the Pension Protection Act of 2006. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she works at least 1,000 hours. A participant is fully vested after six consecutive years of service, based on the following schedule:

Completed Years of Service	Vested Portion
0	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.

In accordance with federal tax laws, the Plan requires distributions to terminating participants with vested balances of less than $5,000. The Plan will make a distribution directly to terminating participants with vested balances up to $1,000. If a terminating participant has a vested balance between $1,001 and $5,000, the participant may elect to have such distributions paid directly to him or her, or to an eligible retirement plan in a direct rollover. If no election is made, such distribution will be paid in a direct rollover to an individual retirement plan designated by Fidelity. If a terminating participant’s vested account balance totals $5,000 or more, the individual may voluntarily defer payment of benefits until the normal retirement date.

Forfeited Accounts

Any participant who terminates employment with IGT will forfeit the non-vested portion of his or her account. Forfeitures occur at the earlier of the date the participant receives a distribution from the Plan or after a five year break in service. In accordance with the Plan document, forfeitures were used to pay expenses of $39,903 in 2008 and $36,465 in 2007. In addition, forfeitures of $880,938 were allocated to eligible participant accounts in 2008 and $964,233 in 2007. At December 31, 2008 and 2007, the forfeited nonvested account totaled zero and $360,532, respectively.

Hardship Withdrawals

The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT’s Plan administrator and includes allowances for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.

Plan Termination

In the event of Plan termination, participants will become 100% vested in their accounts. IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, which is not less than the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan amount may be no less than $1,000 and repayment must be over a period not to exceed 60 months. As of December 31, 2008, interest rates on loans ranged from 5% to 9.25% with maturities through 2014.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund. This fund is maintained in accordance with the trust agreement between IGT and Fidelity.

Investments, at Fair Value

All Plan investments are stated at fair value based on quoted market prices. Participant loans are valued at outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements with respect to its investments, see Note 3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Plan Expenses

Plan participants pay investment management and trustee fees and also fees related to the administration of their loans. Certain administrative expenses are paid by the Plan. Consulting and record keeping fees are paid by IGT.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. As of December 31, 2008 and 2007, there were no amounts allocated to the accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3.

Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements, with respect to its investments. Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input significant to the fair value measurement. The following is a description of the valuation methodologies used in valuing the Plan’s assets.

•

Cash – valued at carrying amount

•

Money market funds – valued using active trading prices

•

Mutual funds – valued using the net asset value (NAV) of shares held by the Plan at year end; NAV is a quoted market price equal to the value of assets owned by the fund, less liabilities, divided by the number of shares outstanding

•

IGT common stock – valued at the publicly-traded market values at year end

•

Participant loans – valued at outstanding balance, which approximates fair value

All investments of the Plan are administered by a Fidelity investment management agent. The following table presents the investments measured at fair value on a recurring basis at December 31, 2008:

	Fair Value	Level 1	Level 2	Level 3
Cash	$368,809	$368,809	$––	$––
Money market funds	72,389,221	72,389,221	––	––
Mutual funds	149,067,278	149,067,278	––	––
IGT common stock	34,228,670	34,228,670	––	––
Participant loans	15,193,824	––	––	15,193,824

Total investments	$271,247,802	$256,053,978	$––	$15,193,824

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant loans
Beginning balance	$15,319,620
Issuances and settlements, net	(125,796)

Ending balance	$15,193,824

4.

Investments

The following table presents the fair value of investments which represent 5% or more of the Plan’s net assets:

December 31,	2008	2007
Fidelity Retirement Money Market Portfolio	$72,389,221	$65,565,792
IGT Common Stock	34,228,670	104,156,009
PIMCO Total Return Fund	25,511,894	––	(1)
Fidelity Diversified International Fund	17,520,448	38,755,239
Davis NY Venture	16,411,132	––	(1)
Participant Loans	15,193,824	––	(1)
Fidelity Dividend Growth Fund	––	30,137,345	(2)
Fidelity Equity-Income Fund	––	26,799,292	(2)
Baron Asset Fund	––	23,413,917	(2)

———————

(1)

At December 31, 2007, the fair value of this fund was not greater than 5% of the Plan's net assets.

(2)

At December 31, 2008, the fair value of this fund was not greater than 5% of the Plan's net assets.

During the years ended December 31, 2008 and 2007, the Plan’s investments, including realized and unrealized gains and losses, increased (decreased) in value as follows:

Years ended December 31,	2008	2007
Common Stock	$(78,391,498)	$(6,288,549)
Mutual Funds	(93,832,317)	1,024,414

Total (decrease) in fair value of investments	$(172,223,815)	$(5,264,135)

5.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan also pays administration expenses to Fidelity.

The Plan held 2,878,778 shares of IGT common stock with a cost basis of $69,224,625 at December 31, 2008 and 2,370,954 shares with a cost basis of $65,520,336 at December 31, 2007. In addition, Plan investments in participant loans qualify as party-in-interest.

6.

Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed us by a letter dated September 3, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the IRS determination letter; however, IGT and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.

Subsequent Event

Internal Revenue Service VCP Submission

We identified three separate issues and filed an application with the IRS under the Voluntary Correction Program (VCP) on June 11, 2009, in order to resolve them.

Between 2002 and 2008, we improperly treated the transfer of Plan participants to our non-U.S. offices as terminations of employment. As a result, the transferred participants were given the opportunity to receive distributions and vesting credits ceased to be earned. The VCP application includes a proposal for corrective action, including remedial payments to be paid by IGT.

In the VCP filing, we also requested IRS approval of an amendment to the Plan in order to conform to the Plan’s administration. Historically, we have required that Plan participants make separate elections for deferral of bonus payments. The proposed amendment will add language to require those elections.

Lastly, we requested an amendment to the Plan to restore text that was inadvertently changed. This revision clarified that hardship withdrawals are to come from a participant’s Compensation Deferral Account and Rollover Account.

We are awaiting a response from the IRS and believe that the final outcome of the VCP process will not have a material effect on the Plan’s financial statements or impact the Plan’s qualified tax status. Therefore no provision for income taxes has been included in the Plan’s financial statements.

******

IGT Profit Sharing Plan

EIN 88-0062109

Plan Number 93770

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
as of December 31, 2008

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
		Common Stock
*	IGT	IGT common stock (2,878,778 shares)	$34,228,670

		Mutual Funds
	Baron	Baron Asset Fund	12,579,648
	Davis	Davis NY Venture	16,411,132
*	Fidelity	Fidelity Diversified International Fund	17,520,448
*	Fidelity	Fidelity Equity-Income Fund	13,486,876
*	Fidelity	Fidelity Freedom 2000	260,413
*	Fidelity	Fidelity Freedom 2005	123,064
*	Fidelity	Fidelity Freedom 2010	1,623,992
*	Fidelity	Fidelity Freedom 2015	2,470,000
*	Fidelity	Fidelity Freedom 2020	2,787,713
*	Fidelity	Fidelity Freedom 2025	2,164,467
*	Fidelity	Fidelity Freedom 2030	2,163,308
*	Fidelity	Fidelity Freedom 2035	2,018,958
*	Fidelity	Fidelity Freedom 2040	2,598,656
*	Fidelity	Fidelity Freedom 2045	432,445
*	Fidelity	Fidelity Freedom 2050	332,235
*	Fidelity	Fidelity Freedom Income	533,064
*	Fidelity	Fidelity Low-Priced Stock Fund	8,254,574
*	Fidelity	Fidelity OTC Portfolio	7,578,956
*	Fidelity	Fidelity Puritan® Fund	6,689,754
	FMA Funds	FMA Small Company Portfolio	4,057,182
	PIMCO Funds	PIMCO Total Return Fund – Administration Class	25,511,894
	Royce Funds	Royce Value Plus Service Fund	1,724,585
*	Fidelity	Spartan® U.S. Equity Index Fund	8,588,021
	T Rowe Price	TRP Growth	3,786,825
	T Rowe Price	TRP Mid Cap	5,369,068

		Money Market Fund
*	Fidelity	Fidelity Retirement Money Market Portfolio	72,389,221

	Cash	Cash and Cash Equivalents	368,809

*	Various participants	Participant loans (maturing 2009 to 2014 at
		Interest rates of 5% to 9.25%)	15,193,824
	Total Assets Held For Investment Purposes		$271,247,802
——————— * Indicates a party-in-interest to the Plan Column (d), cost, has been omitted, as investments are participant-directed

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGT PROFIT SHARING PLAN

By:	IGT Profit Sharing Plan Committee

By:	/s/ DAVID JOHNSON	Date:	June 26, 2009
David Johnson
Chairman
IGT Profit Sharing Plan Committee

EXHIBIT INDEX

Exhibit	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm